UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34155

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank Employees’ Savings & Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Savings Financial Group, Inc.
702 North Shore Drive, Suite 300
Jeffersonville, Indiana 47130

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN -
JEFFERSONVILLE, INDIANA

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

YEARS ENDED
DECEMBER 31, 2024 AND 2023

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

FINANCIAL STATEMENTS:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6-12

SUPPLEMENTAL SCHEDULE*:
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	13

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Plan Administrator and Compensation Committee of the
First Savings Bank Employees' Savings & Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the First Savings Bank Employees' Savings & Profit Sharing Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since 2023.
Cincinnati, Ohio
June 27, 2025

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS:
Investments, at fair value:
First Savings Financial Group, Inc. unitized common stock fund	$ 11,640,111	$ 7,567,421
Mutual funds	27,634,672	26,074,262
Common/collective fund	659,712	1,376,676
Total investments	39,934,495	35,018,359

Contributions receivable:
Employer	64,495	64,323

Total Assets	39,998,990	35,082,682

LIABILITY:

Administrative Fees Payable	—	6,265

Total Liabilities	—	6,265

Net Assets Available for Benefits	$ 39,998,990	$ 35,076,417

See notes to financial statements.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

Additions to net assets attributed to:
Investment income:
Interest on short-term investment funds	$ 17,895	$ 14,935
Dividends on mutual funds	934,376	665,285
Dividends on common stock	253,974	233,015
Net appreciation in fair value of investments	7,060,945	2,378,386
	8,267,190	3,291,621

Contributions:
Employer	963,179	1,194,880
Participant	1,765,460	2,266,350
Participant rollovers	142,965	233,617
	2,871,604	3,694,847

Total additions	11,138,794	6,986,468

Deductions from net assets attributed to:
Benefits paid to participants	6,079,789	2,964,096
Administrative expenses	136,432	212,120
Total deductions	6,216,221	3,176,216

Net Increase	4,922,573	3,810,252

Net assets available for benefits:
Beginning of year	35,076,417	31,266,165

End of Year	$ 39,998,990	$ 35,076,417

See notes to financial statements.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

(1)    DESCRIPTION OF PLAN

The following description of the First Savings Bank Employees’ Savings & Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, established by First Savings Bank (the “Bank”), a wholly-owned subsidiary of First Savings Financial Group, Inc. (the “Company”), covering substantially all employees of the Bank who have completed three months of consecutive service (minimum of 250 hours) and are age 21 or older.  Participants must have completed one year of service (minimum of 1,000 hours) to be eligible for all types of Bank contributions, including safe harbor matching contributions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Pentegra Trust Company is the trustee and administrator of the Plan.  The trustee changed the Plan’s custodian and recordkeeper from Reliance Trust Company to Empower and transferred the Plan assets to Empower in November 2023.

Contributions

Participants may make pre-tax and after-tax Roth elective salary deferrals up to 75% of eligible compensation, as defined in the plan document, subject to limitations imposed by Internal Revenue Code (“IRC”) regulations.  Eligible participants are also permitted to make special pre-tax and Roth catch-up contributions in accordance with IRC regulations and rollover contributions representing distributions from other qualified defined benefit or contribution plans.

The Bank made safe harbor matching contributions equal to 100% of the first 5% of eligible compensation that each participant contributed to the Plan for the years ended December 31, 2024 and 2023.

Bank contributions may also include additional discretionary employer profit sharing contributions as determined annually by the Compensation Committee of the Company.  No discretionary employer profit sharing contributions were made for 2024 or 2023.

Effective for employees who become eligible participants on or after January 1, 2017, the Plan automatically withholds 3% of the employee’s pay on a pre-tax basis.  Contributions following auto-enrollment are invested in a Qualified Default Investment Alternative designated by the Bank unless or until the employee selects other Plan investment options.  Employees can opt out of the Plan’s automatic enrollment provisions by electing zero paycheck contributions for all available contribution sources within the 30-day opt-out period.  A participant may also withdraw automatic enrollment salary deferral contributions, and earnings thereon, without penalty, within 90 days after the date the first automatic deferral is made.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2024 AND 2023

(1 – continued)

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, a common/collective fund and a unitized common stock fund consisting principally of shares of Company common stock as investment options for participants.  Participants may change their investment elections at any time.

Participant Accounts

Each participant's account is credited with participant salary deferrals, Bank contributions and an allocation of plan earnings, and charged with an allocation of plan losses and administrative expenses.  Allocations are based on participant compensation, account balances or specific participant transactions, as defined in the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in their contributions and all employer contributions, plus actual earnings thereon.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, participants may receive a lump sum distribution in an amount equal to the value of their vested account balance.  The Plan also provides for in-service distributions for participants that have attained age 59½, subject to certain restrictions, or for financial hardships.  Separated participants with vested account balances exceeding $5,000 may elect to defer benefits until reaching normal retirement age.  For mandatory distributions that exceed $1,000 but not $5,000, the Plan will roll over the distribution to an individual retirement account unless the participant elects to either receive or roll over the distribution.

Administrative Expenses

Some administrative expenses are paid by the Bank and some are paid by the Plan.  Those that were paid by the Plan are reflected in the accompanying financial statements. Employees of the Bank perform certain administrative functions for the Plan.  Neither the Bank nor its employees receive compensation from the Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2024 AND 2023

(2 – continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Capital gain distributions from mutual funds are included in dividend income.  Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common/collective fund are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of the return for these investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Risks and Uncertainties

The Plan invests in various mutual funds, common stock, short-term investment funds and a common/collective fund.  The investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with the investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Participants should refer to the Company’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10-K and Form 10-Q) regarding risks associated with Company stock.

Payment of Benefits

Benefits are recorded when paid.  At December 31, 2024 and 2023, there were no allocated amounts to participants who had elected to withdraw from the Plan, but had not yet been paid.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2024 AND 2023

(2 – continued)

Concentration of Credit Risk

At December 31, 2024 and 2023, investments in the First Savings Financial Group, Inc. unitized common stock fund totaled 29.1% and 21.6%, respectively, of the Plan’s investments.  This stock has full voting rights.

Subsequent Events

Management has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and related notes thereto have taken place through June 27, 2025, the date these financial statements were available to be issued.

(3)    FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observed for the asset; or inputs that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 2 inputs are used for investments for which Level 1 inputs are not available.  Level 3 inputs are used only if Level 1 or Level 2 inputs are not available.  There are no plan assets requiring the use of Level 3 inputs for the periods presented.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2024 AND 2023

(3 – continued)

The following table presents the balances of the Plan's investments within the fair value hierarchy measured at fair value as of December 31, 2024 and 2023:

	Level 1	Level 2	Level 3	Total

December 31, 2024:
Unitized common stock fund	$ 11,640,111	$ —	$ —	$ 11,640,111
Mutual funds	27,634,672	—	—	27,634,672

Investments in the fair value hierarchy	$ 39,274,783	$ —	$ —	39,274,783

Common/collective fund, measured at
net asset value (A)				659,712

Total investments				$ 39,934,495

December 31, 2023:
Unitized common stock fund	$ 7,567,421	$ —	$ —	$ 7,567,421
Mutual funds	26,074,262	—	—	26,074,262

Investments in the fair value hierarchy	$ 33,641,683	$ —	$ —	33,641,683

Common/collective fund, measured at
net asset value (A)				1,376,676

Total investments				$ 35,018,359

(A)
In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at net asset value (“NAV”) per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the valuation techniques and related inputs used for assets measured at fair value at December 31, 2024 and 2023.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2024 AND 2023

(3 – continued)

Unitized Common Stock Fund

The First Savings Financial Group, Inc. unitized common stock fund includes shares of Company common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions.  The unitized common stock fund’s holdings consisted of the following at December 31, 2024 and 2023.

	2024	2023

Shares of Company common stock	418,188	428,410
Quoted market price at December 31	$ 26.56	$ 16.80

Fair value of Company common stock	$ 11,107,073	$ 7,197,288
Cash, cash equivalents and receivables	533,038	370,133

Unitized common stock fund fair market value	$ 11,640,111	$ 7,567,421
Mutual Funds

The fair value of mutual funds is based on the quoted NAV of the shares as reported by the fund.  The mutual funds held by the Plan are open-end mutual funds registered with the United States Securities and Exchange Commission.  The funds must publish their daily NAV and transact at that price.  The mutual funds held by the Plan are considered to be actively traded.

Common/Collective Fund

Investments in the common/collective fund are valued at the NAV of the units held by the Plan based on the fair value of the assets underlying the fund, as reported by the fund manager.  Effective February 23, 2023, the common/collective fund was merged from the Reliance Trust Company Stable Value Fund Collective Investment Trust Series 25157 into the Reliance MetLife Stable Value Fund Series 25053, a separate fund with similar characteristics and crediting rates.  The fund’s primary investment objective is to preserve principal while generating earnings at rates competitive over time with short-term high quality fixed income investments.  NAV is used as a practical expedient for fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily, and there were no redemption or frequency restrictions on the common/collective fund as of December 31, 2024 and 2023.  There were no unfunded commitments related to the common/collective fund investment at December 31, 2024 and 2023.

Gains and losses included in changes in net assets available for benefits for the years ended December 31, 2024 and 2023, are reported in net appreciation in fair value of investments.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2024 AND 2023

(4)    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are interests in a common/collective fund managed by Reliance Trust Company, the custodian of the Plan’s assets prior to November 2023.  The Plan also invests in shares of Company common stock through the unitized common stock fund, and the Bank is the plan sponsor as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

At December 31, 2024 and 2023, the Plan held 418,188 and 428,410 shares of Company common stock through the unitized common stock fund, respectively.  The Plan received $253,974 and $233,015 in dividends on Company common stock for the years ended December 31, 2024 and 2023, respectively.  During 2024 and 2023, the Plan purchased 14,340 and 48,983 shares of Company common stock in the open market through the unitized stock fund having a value of $242,905 and $715,321, respectively.  During 2024 and 2023, the Plan sold 24,562 and 7,285 shares of Company common stock in the open market through the unitized common stock fund for total proceeds of $516,786 and $116,842, respectively.  All share amounts have been adjusted to reflect the three-for-one stock split effective September 15, 2021.

(5)    PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contribution accounts.

In 2023, the Bank made workforce reductions which, under ERISA, resulted in a partial plan termination.  However, given that Plan participants are immediately 100% vested in their contributions and all employer contributions, there was no material impact to the Plan.

(6)    TAX STATUS

The Plan is based on a pre-approved plan, which has received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, that the pre-approved plan is designed in accordance with applicable sections of the IRC.  The plan administrator has not separately applied for a determination letter from the IRS.  Although the Plan has been amended since receiving the opinion letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe the Plan is qualified and the related trust is tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (EIN): 35-0309764, PLAN NUMBER (PN): 002
DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower,	(c) Description of investment including	(e) Current
	lessor or similar party	maturity date, rate of interest,	value
		collateral, par or maturity value

*	First Savings Financial Group common stock	Unitized common stock fund	$ 11,640,111
*	Reliance MetLife Series 25053 CL	Common/collective fund	659,712
	American Funds American Balanced	Mutual fund	1,802,842
	American Funds EuroPacific Growth	Mutual fund	842,791
	BlackRock Emerging Markets K	Mutual fund	100,285
	BlackRock Equity Dividend Institutional	Mutual fund	597,046
	Columbia Global Tech Growth Instl 2	Mutual fund	1,003,952
	Federated Hermes Institutional High Yield Bond	Mutual fund	113,957
	Federated Hermes Kaufmann Small Cap	Mutual fund	212,391
	Franklin Utilities Advisor	Mutual fund	120,236
	Janus Enterprise I	Mutual fund	332,420
	JP Morgan Large Cap Growth	Mutual fund	2,871,394
	Loomis Sayles Ltd Term Gov't & Agency Class Y	Mutual fund	179,123
	PIMCO Income Fund Institutional	Mutual fund	95,060
	PIMCO Real Return Institutional	Mutual fund	134,028
	Vanguard Intermediate Term Bond Index Admiral	Mutual fund	459,961
	Vanguard Real Estate Index Admiral	Mutual fund	244,379
	Vanguard Target Retirement Income Advisor	Mutual fund	41,285
	Vanguard Target Retirement 2020	Mutual fund	179,580
	Vanguard Target Retirement 2025	Mutual fund	1,707,281
	Vanguard Target Retirement 2030	Mutual fund	952,728
	Vanguard Target Retirement 2035	Mutual fund	2,548,353
	Vanguard Target Retirement 2040	Mutual fund	2,185,969
	Vanguard Target Retirement 2045	Mutual fund	3,612,400
	Vanguard Target Retirement 2050	Mutual fund	822,165
	Vanguard Target Retirement 2055	Mutual fund	1,057,144
	Vanguard Target Retirement 2060	Mutual fund	834,328
	Vanguard Target Retirement 2065	Mutual fund	281,612
	Vanguard Small Cap Index Admiral	Mutual fund	787,229
	Vanguard Mid Cap Index Admiral	Mutual fund	1,248,645
	Vanguard 500 Index Admiral	Mutual fund	1,935,849
	Victory Sycamore Established Value I	Mutual fund	237,041
	Victory Sycamore Small Company Opportunity I	Mutual fund	93,198

			$ 39,934,495

*	Denotes party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Date: June 27, 2025	By:	/s/ Jacqueline R. Journell
Jacqueline R. Journell
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Clark, Schaefer, Hackett & Co.